Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the registration of 400,000 shares of Piper Jaffray Companies common stock and associated preferred share purchase rights pursuant to the Piper Jaffray Companies 2010 Employment Inducement Award Plan of our reports dated February 26, 2010, with respect to the consolidated financial statements of Piper Jaffray Companies included in its Annual Report (Form 10-K) for the year ended December 31, 2009, and the effectiveness of internal control over financial reporting of Piper Jaffray Companies filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
February 26, 2010